SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of December 2008
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐           No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐           No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
Exhibit Index
EX-15.1
EX-15.2
EX-15.3

     In connection with Telvent GIT, S.A.’s (“Telvent”) Form 6-K furnished to the Securities and Exchange Commission on October 28, 2008, announcing the closing of the stock purchase agreement to acquire DTN Holding Company, Inc. (“DTN”), the Company hereby furnishes, as Exhibits 15.1 through 15.3, DTN’s audited consolidated financial statements for the year ended December 31, 2007, DTN’s unaudited consolidated financial statements for the nine-month period ended September 30, 2008, and Telvent’s unaudited pro forma condensed consolidated financial information for the nine-month period ended September 30, 2008.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: December 4, 2008

Exhibit Index
The following exhibits have been furnished as part of this Form 6-K.

Exhibit	Description

15.1	DTN Holding Company, Inc.’s audited consolidated financial statements for the year ended December 31, 2007.

15.2	DTN Holding Company, Inc.’s unaudited consolidated financial statements for the nine-month period ended September 30, 2008.

15.3	Telvent GIT, S.A.’s unaudited pro forma condensed consolidated financial information for the nine-month period ended September 30, 2008.